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
    -----------------
         FORM 4
    -----------------
                                          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

[_] Check this box if no longer              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    subject to Section 16.
    Form 4 or Form 5
    obligations may continue.
    See Instruction 1(b).
                                   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company
                                 Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*  2. Issuer Name and Ticker or Trading Symbol        6. Relationship of Reporting Person(s)
                                                                                                    to Issuer (Check all applicable)

TRUMP         DONALD                J.       Trump Hotels & Casino Resorts, Inc. (NYSE: DJT)
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(Last)       (First)             (Middle)    3.    IRS          4. Statement for Month/Year      X  Director           X 10% Owner
                                               Identification                                               ---       ---
                                               Number of                                         X  Officer (give     ___  Other
                                               Reporting Person                                  ---                       (specify
                                               if an Entity          June 2002                            title below)        below)

                                                                                                Chairman of the Board, President &
                                                                                                ----------------------------------
                                             (Voluntary)                                        Chief Executive Officer
                                                                                                -----------------------
725 Fifth Avenue
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               (Street)                                        5. If Amendment, Date of      7.    Individual or Joint/Group Filing
                                                                  Original (Month/Year)            (Check Applicable Line)
                                                                                               X   Form filed by One Reporting
                                                                                              ---  Person

                                                                                              ---  Form filed by More than One
New York            New York        10022                                                          Reporting Person
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(City)              (State)         (Zip)

                                                        Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
                                                        Owned
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1. Title of Security (Instr. 3)              2.      3. Trans-    4. Securities Acquired (A)  5. Amount of     6. Owner-     7.
                                             Trans-     action       or Disposed of (D)          Securities       ship       Nature
                                             action     Code         (Instr. 3, 4 and 5)         Beneficially     Form:      of In-
                                             Date       (Instr. 8)                               Owned at         Direct     direct
                                             (Month                                              End of           (D) or     Bene-
                                             /Day/                                               Month            Indirect   ficial
                                             Year)                                               (Instr. 3 and    (I)        Owner-
                                                                                                 4)               (Instr.    ship
                                                                                                                   4)        (Instr.
                                                                                                                              4)


                                                     ----------------------------------------
                                                                         (A) or
                                                      Code   V   Amount  (D)       Price
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Common Stock, par value $.01 per share   6/10/02       P         300,000  A         $2.30
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Common Stock, par value $.01 per share   6/25/02       P           1,700  A         $1.95
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Common Stock, par value $.01 per share   6/25/02       P           3,300  A         $2.00           2,066,000       D
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Common Stock, par value $.01 per share                                                                    50        I    By Son
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Common Stock, par value $.01 per share                                                                    50        I    By Son
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Common Stock, par value $.01 per share                                                                    50        I    By Daughter
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

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FORM 4 (continued)         Table II  Derivative Securities Acquired, Disposed
                                       of, or Beneficially Owned
  (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of Derivative Security    2.          3. Trans-      4.            5. Number of Deriv-       6. Date Exer-
   (Instr. 3)                      Conver-        action      Transac-         ative Securities Ac-      cisable and Ex-
                                   sion or        Date        tion Code        quired (A) or Dis-        piration Date
                                   Exercise       (Month/     (Instr. 8)       posed of (D)              (Month/Day/
                                   Price of       Day                          Instr. 3, 4, and 5)       Year
                                   Derivative     Year)
                                   Security

                                                           ---------------------------------------------------------------
                                                              Code     V        (A)         (D)       Date      Expira-
                                                                                                      Exer-     tion
                                                                                                      cisable   Date

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
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
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7. Title and Amount of Under-     8.          9. Number        10. Owner-         11. Na-
   lying Securities               Price          of Deriv-         ship               ture
   (Instr. 3 and 4)               of             ative             Form Secur-        of In-
                                  Deriv-         Secur-            of De-             direct
                                  ative          ities             rivative           Bene-
                                  Secur-         Bene-             Secu-              ficial
                                  ity            ficially          rity:              Own-
                                  (Instr.        Owned             Direct             ership
                                  5)             at                (D) or             (Instr. 4)
                                                 End               Indi-
                                                 of                rect (I)
                                                 Month             (Instr. 4)
                                                 (Instr. 4)

------------------------------
               Amount or
   Title       Number of
               Shares

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
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

Explanation of Responses:




** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

             /s/ DONALD J. TRUMP                    July 9, 2002
             -------------------                    ------------
             **Signature of Reporting Person        Date
             DONALD J. TRUMP


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                 SEC 1474 (7-96)